MAIL STOP 4-6

October 1, 2004

Brian M. Carter, Chief Financial Officer
The viaLink Company
13155 Noel Road, Suite 300
Dallas, Texas 75240

Re:	The viaLink Company
	Registration Statement on Form S-4
	File No. 333-118735
	Filed on September 1, 2004

Dear Mr. Carter,

This is to advise you that we limited our review of the above captioned registration statement to the matters identified below and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or why revisions are unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you.
Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General
1. Revise the cover page and your summary to prominently disclose the exchange ratios for each class of Prescient common and preferred stock. We note your disclosure in the summary that "[t]here are separate exchange ratios for each class of common and preferred stock of Prescient." The allocation of the merger consideration among the holders of Prescient`s securities should be clear from the disclosure.
2. It appears that the number of Series F preferred shares to be issued in the merger is dependent upon a formula. Please briefly describe the operation of this formula, and provide a cross-reference to the page of the registration statement where you discuss the formula in more detail. Further, briefly explain the variables that may cause the number of shares of Series F preferred stock to be received by Prescient security holders to vary.
Summary, page 1
3. We note that the "major shareholders" of Prescient entered into a shareholder voting and allocation agreement. Supplementally confirm that these "major shareholders" are holders of 5% or more of the voting equity securities of Prescient.
4. Please disclose also the aggregate voting power of the "major shareholders of Prescient" that are a party to the "allocation agreement." We note that the Prescient shares represented by such signatories include 50% of common stock, 61% of Series A preferred, 100% of Series B preferred and 98% of Series C preferred. Likewise, disclose whether the officers and directors who you indicate will vote in favor of the merger are also parties to the allocation agreement.
The Merger Agreement, page 45
5. We note your disclosure that viaLink common stock purchase warrants and Series F preferred stock are being issued in connection with viaLink`s "pre-closing financing activities" and that the precise number of warrants to be issued will vary based on the number of Series F preferred shares issued in financing activities "before
and after the merger."   Please revise to more clearly describe the
referenced "pre-closing financing activities." Are these activities related to this merger transaction? In this regard, did you commence an offer of these Series F preferred shares to certain shareholders in connection with such activities prior to the filing of this registration statement? Please advise.
6. As stated in our prior comment, please describe in greater detail the "contemplated financing activities" to which you refer. What is the relationship between these activities and the offering of the Series F preferred stock and the related Bridge Warrants? How is the number of warrants to be issued "based upon the aggregate number of shares of Series F preferred stock issued...with certain contemplated financing activities?" What is the economic purpose and effect of the offering of the Series F preferred shares and the related warrants? Finally, in light of the fact that the number of shares of Series F preferred stock and common stock issuable under the warrants may vary depending on viaLink`s financial performance and certain financing activities, revise to clearly disclose the factors associated with viaLink`s financial performance and financing activities that may impact the number of securities received by the Prescient shareholders. It may be helpful to provide examples.
7. Consistent with comment 6 above, the Series F preferred stock formula should be revised to provide greater clarity regarding its economic purpose and effect. Explain how the number of shares may vary and the effects the variances may have on Prescient shareholders. This disclosure should be substantially revised to express the formula and the allocation in a comprehensible manner.
 Where You Can Find More Information
8. It appears that viaLink is incorporating by reference previously filed documents as permitted by Items 10 and 11 of Form S-4.
However, it does not appear that viaLink is eligible to incorporate by reference at the S-3 level, or at the S-2 level, since the company has not filed timely in the previous twelve months all reports required to be filed. In this regard, we note that viaLink did not timely file its Form 10-KSB for the year ended December 31, 2004, since, as initially filed, the Form 10-KSB did not contain the information required by Item 307 of Regulation S-B. Accordingly, amend to include in the Form S-4 all required information.
Form 10-KSB/A for the year ended December 31, 2003

Certifications
9. Please refile your Form 10-KSB/A for the year ended December 31, 2003 to properly include the Rule 13a-14(a)/15d-14(a) certifications pursuant to Item 601(b)(31) of Regulation S-B. See Exchange Act
Release No. 33-8238.


Closing Comments

Any requests for acceleration should be submitted after resolution of substantially all outstanding comments and should be provided approximately 48 hours before the desired time of effectiveness.

 	File a pre-effective amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.









 	Please contact Jeffrey Werbitt at (202) 942-1957 or Tangela Richter at (202) 942-1837 with any questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Bruce H. Hallett
	Lance M. Hardenburg
	Hallett & Perrin, P.C.
	2001 Bryan Street, Suite 3900
	Dallas, Texas 75201

The viaLink Company
S-4
October 1, 2004
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